DNA BRANDS, INC.
506 NW 77th Street
Boca Raton, Florida  33487

June 3, 2009

VIA:   EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549-3561

Attn:        Ajay Koduri, Esq.

RE:         DNA Brands, Inc.;
Request for Acceleration of Effectiveness of S-1 Registration Statement;
SEC Registration No. 333-171177
SEC File No. 000-53086

Dear Mr. Koduri:

The undersigned, on behalf of DNA Brands, Inc., a Colorado corporation (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form S-1, with an effective date and time of Tuesday, June 7, 2009, at 1:00 p.m. Eastern Time (11:00 a.m. Mountain Time).

As there is no underwriter for this offering, no consent of any FINRA member is required.  In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

Very truly yours,

DNA BRANDS, INC.

s/Melvin Leiner

Melvin Leiner,
Chief Financial Officer

cc  Andrew I. Telsey, Esq.